Mail Stop 3561

June 20, 2006

Mr. Steven S. Boss
Chief Executive Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

> **RE:** **Commerce Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2006**
> **Filed October 31, 2005 and June 14, 2006**
> **File No. 1-6049**

Dear Mr. Boss:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2005

Consolidated Statements of Cash Flows, page F-5

1.   Please tell us your basis in GAAP for classifying changes in restricted cash and
        cash equivalents as cash flows from financing activities. We would expect these
        amounts to be classified as operating cash flows since it appears these amounts
        relate to the purchase of inventory. Refer to paragraphs 22 and 23 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-6

Cash and Cash Equivalents, page F-10

2.   Please tell us your basis in GAAP for classifying investments with interest reset
        dates of three months or less as cash and cash equivalents. Tell us the nature and
        the amount of investments included in cash and cash equivalents with this interest
        reset feature. Refer to Section II.F.3. of the Current Accounting and Disclosure
        Issues in the Division of Corporation Finance dated March 4, 2005 available on
        our website at www.sec.gov/divisions/corpfin/acctdis030405.htm.

Note 3. Acquisition, page F-14

3.   Please tell us your basis in GAAP for including the shares of common stock
        issued and held in escrow in the cost of ACN Utility Services, Inc. It appears that
        the common stock issued and held in escrow pending outcome of the contingency
        should not be shown as outstanding. Refer to paragraphs 25-26 of SFAS 141.

4.   Please tell us if you recorded intangible assets or liabilities related to favorable or
        unfavorable terms of scheduling and capacity contracts acquired from ACN
        Utility Services, Inc. If not, please tell us in detail why not. Refer to paragraphs
        39 and A10 of SFAS 141. In addition, please tell us the effect on gross profit as a
        result of the step-up in basis of natural gas inventory to selling prices less the sum
        of costs of disposal and a reasonable profit on your selling effort.

Note 8. Accounts Receivable, Net, page F-21

5.   It appears you recorded revenue related to the collection of accounts receivable
        previously written off. Please tell us your basis for doing so.

Note 10. Investments, page F-21

6.   Please provide us with a reconciliation of the amounts set forth in the investment activity roll-forward table on page F-22 to the related line items in your statements of operations and cash flows. In doing so, please identify the items that account for the difference between impairment charges separately reported in the statements of operations and cash flows. In addition, please tell us why the non-cash loss on termination of Summit disclosed under Non-cash items on page F-7 differs from the loss amount disclosed in the statements of operations and cash flows.

Note 16. Related Party Transactions, page F-30

7.   Please tell us your basis for including the shares of common stock issued and held in escrow in the cost of Skipping Stone. Refer to comment 3 above. Please also tell us in detail what consideration you gave to treating the additional shares held in escrow and subject to forfeiture by Mr. Weigand as compensation for services. Refer to EITF 95-8 and paragraphs 25-26 of SFAS 141. Additionally, please tell us how you accounted for the additional shares held in escrow upon the resignation of and settlement with Mr. Weigand disclosed in Note 8 of Form 10-Q for the quarterly period ended April 30, 2006.

Exhibits 31.1 and 31.2

8.   Please confirm to us, if true, that your disclosure controls and procedures were established and maintained as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Notwithstanding your response to this comment, please ensure your future filings provide the appropriate reference to the definition of disclosure controls and procedures in paragraph 4. See Items 307 and 601(b)(31) of Regulation S-K. Also, paragraphs 2 and 3 of the certifications should not refer to the type of report. In future filings please revise to replace the references to "this annual report" in paragraphs 2 and 3 with "this report." Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended April 30, 2006

Condensed Consolidated Balance Sheets, page 3

9.   As you adopted SFAS 123(R) effective August 1, 2005, please revise future filings to eliminate unearned share-based compensation against common stock. Please refer to paragraph 74 of SFAS 123(R).

Note 1. Summary of Significant Accounting Policies, page 5

Stock-Based Compensation, page 6

10.   In future filings please ensure you include all the disclosures required by SFAS 123(R). In this regard, we noted you did not disclose the intrinsic value of options exercised and the total fair value of shares vested during each period presented and the aggregate intrinsic value and weighted-average remaining contractual term of options outstanding and options currently exercisable. Refer to paragraphs 64 and A240 of SFAS 123(R).

Item 4. Controls and Procedures, page 34

11.   In future filings please revise your disclosure regarding changes in internal control over financial reporting to identify changes during the last fiscal quarter versus changes that have occurred during the period covered by your report. See Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

12.   In future filings please revise to replace the references to "this quarterly report" in paragraphs 2 and 3 with "this report." Refer to comment 8 above and Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief